FORM 7

MONTHLY PROGRESS REPORT

Name of Listed Issuer: Peak Fintech Group Inc. (the "Issuer")

Trading Symbol: PKK

Number of Outstanding Listed Securities: 81,483,814

Date: August 31, 2021

Report on Business

Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

1. Provide a general overview and discussion of the development of the Issuer's business and operations over the previous month. Where the Issuer was inactive disclose this fact.

As the Issuer continues to spread and embed its service offering in various aspects of B2B transactions in China, it identified the steel industry, the automobile industry, the petroleum industry, the food distribution industry and the clean tech industry as 5 supply-chain verticals that would benefit the most from its services and would offer it the best near and long-term growth opportunities. After thorough analysis of each of the sectors and consulting and partnering with industry experts, the Issuer officially began to take steps during the period to position itself at centre of each of these supply-chain verticals, starting with the launch of a new steel trading platform. The Issuer's "Link-Steel" platform, which serves as the gateway to the Issuer's Business Hub for the steel industry, allows industry participants to buy, sell, ship, warehouse, manage inventory, finance POs, pay suppliers and get paid from clients. The Issuer hopes that by providing such convenience and value-added services to each of the identified supply- chain verticals that it will eventually become their de facto "air traffic controller".

The continuous expansion of the Issuer's Business Hub was once again on display during the period with the addition of two new banks. Lishui Rural Commercial Bank and Xinghua Rural Commercial Bank joined the Issuer's ecosystem, further expanding the Business Hub's ability to meet the credit needs of its members.

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The period also provided a prime example for the reason why the Business Hub has so quickly been embraced by many wholesale distributors in China. After joining the Hub back in January 2021, snack foods and soft drinks distributor Xiamen Guangzhui Ltd. ("XGL"), saw a significant increase in its operations. XGL credits the Hub for eliminating most of the logistics challenges it was facing and the cashflow restrictions and payment delays that were hampering its operations. This in turn helped XGL secure the exclusive rights to distribute Red Bull energy drinks to Petro China and Sinopec convenience stores in 5 provinces in China.

The Issuer's relationship with JD.com retailers and distributors, following the success of the 618 Shopping Festival, began to take a new dimension during the month of August as talks of the launch of a Canadian Business Hub intensified. A number of those retailers and distributors expressed their desire to obtain the rights from Canadian Business Hub members to sell and distribute a variety of Canadian products on JD.com. The Issuer believes that JD.com itself could eventually provide one of several channels for its Business Hub members around the world to sell their goods in China. The Issuer was working on a pilot project to sell Canadian goods in China through the Business Hub as of the date of this report.

As the Issuer's commercial rights to the technology at the core of its Business Hub is limited to China, the establishment of Business Hubs outside of China would not be possible without the consent of Cubeler Inc. ("Cubeler"), which owns the global rights to the technology. This makes the Issuer's announced agreement during the period to acquire Cubeler, the most important development for the long-term growth and development of the Issuer. Having Cubeler as a wholly owned subsidiary will not only allow the Issuer to expand its Business Hubs globally, but the acquisition will allow the Issuer to gain from Cubeler's expertise in AI and analytics and benefit from new data-driven revenue streams that are expected to significantly impact the Issuer's revenue and profits going forward.

2. Provide a general overview and discussion of the activities of management.

As the filing of the Issuer's financial results for the second quarter of 2021 was due by the end of August, the Issuer's management naturally spent time during the period on the preparation of the quarterly financial results. The Q2 results were filed by the end of the period as required.

The Issuer's management spent a considerable amount of time during the period on business development activities and negotiations related to certain supply-chain verticals of interest. Negotiations between the developers of an insurance brokerage platform and the Issuer's management for the acquisition of said brokerage platform wrapped up at the end of the period as did the Issuer's due diligence on the platform. An announcement about the acquisition of the platform and its role within the Business Hub is expected by mid-September. The acquisition of the platform will allow the Issuer to enter, and begin to exert its influence on, the property and liability insurance space in China. The Issuer's management believes the insurance offering will not only bring significant value to the existing Business Hub offering, but that it can also help create a unique offering for the Chinese automobile industry and lead to more automobile dealers joining the Hub.

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Immediately following the announcement of the Issuer's planned acquisition of Cubeler, the Issuer's management began to work on the establishment of the Issuer's Canadian operations. That exercise will require the Issuer to fill several positions in the coming weeks and months, as well as possibly open a new office in the city of Toronto. The Cubeler acquisition is expected to close by the 3rd week of September 2021.

Finally, the Issuer's management was notified just prior to the end of the period by the Nasdaq Stock Exchange (the "Nasdaq") that the Issuer's common shares had been approved for listing on the Nasdaq. The listing approval was conditional to the Issuer filing a registration statement (Form 40-F) with US Securities and Exchange Commission following the filing of the Issuer's Q2 2021 results, and agreeing with the Nasdaq on the date on which the Issuer's common shares would first begin trading on the Nasdaq. As of the date of this report, the listing conditions had been met and the Issuer's common shares were set to begin trading on the Nasdaq on September 9, 2021.

3. Describe and provide details of any new products or services developed or offered. For resource companies, provide details of new drilling, exploration or production programs and acquisitions of any new properties and attach any mineral or oil and gas or other reports required under Ontario securities law.

N/A

4. Describe and provide details of any products or services that were discontinued. For resource companies, provide details of any drilling, exploration or production programs that have been amended or abandoned.

N/A

5. Describe any new business relationships entered into between the Issuer, the Issuer's affiliates or third parties including contracts to supply products or services, joint venture agreements and licensing agreements etc. State whether the relationship is with a Related Person of the Issuer and provide details of the relationship.

N/A

6. Describe the expiry or termination of any contracts or agreements between the Issuer, the Issuer's affiliates or third parties or cancellation of any financing arrangements that have been previously announced.

N/A

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7. Describe any acquisitions by the Issuer or dispositions of the Issuer's assets that occurred during the preceding month. Provide details of the nature of the assets acquired or disposed of and provide details of the consideration paid or payable together with a schedule of payments if applicable, and of any valuation. State how the consideration was determined and whether the acquisition was from or the disposition was to a Related Person of the Issuer and provide details of the relationship.

N/A

8. Describe the acquisition of new customers or loss of customers. N/A

9. Describe any new developments or effects on intangible products such as brand names, circulation lists, copyrights, franchises, licenses, patents, software, subscription lists and trade-marks.

N/A

10. Report on any employee hirings, terminations or lay-offs with details of anticipated length of lay-offs.

N/A

11. Report on any labour disputes and resolutions of those disputes if applicable. N/A

12. Describe and provide details of legal proceedings to which the Issuer became a party, including the name of the court or agency, the date instituted, the principal parties to the proceedings, the nature of the claim, the amount claimed, if any, if the proceedings are being contested, and the present status of the proceedings.

N/A

13. Provide details of any indebtedness incurred or repaid by the Issuer together with the terms of such indebtedness.

N/A

14. Provide details of any securities issued and options or warrants granted.

Security	Number Issued	Details of Issuance	Use of Proceeds
Common shares	969,645	Exercise of 1,077,570 warrants for a consideration of $1,827,585	Investment in subsidiaries,business development and working capital
Stock Options	5,000	Incentive stock options issued to key employee. Each option allows its holder to acquire common shares of the Issuer at a price of $8.00 per share.	N/A

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15. Provide details of any loans to or by Related Persons. N/A

16. Provide details of any changes in directors, officers or committee members. N/A

17. Discuss any trends which are likely to impact the Issuer including trends in the Issuer's market(s) or political/regulatory trends.

N/A

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Certificate Of Compliance

The undersigned hereby certifies that:

1. The undersigned is a director and/or senior officer of the Issuer and has been duly authorized by a resolution of the board of directors of the Issuer to sign this Certificate of Compliance.

2. As of the date hereof there were is no material information concerning the Issuer which has not been publicly disclosed.

3. The undersigned hereby certifies to the Exchange that the Issuer is in compliance with the requirements of applicable securities legislation (as such term is defined in National Instrument 14-101) and all Exchange Requirements (as defined in CNSX Policy 1).

4. All of the information in this Form 7 Monthly Progress Report is true.

Dated: September 8, 2021

Johnson Joseph
Name of Director or Senior
Officer
/s/ Johnson Joseph
Signature
CEO
Official Capacity

Issuer Details	For Month End	Date of Report
Name of Issuer		YY/MM/D
Peak Fintech Group Inc.	August 2021	2021/09/08

Issuer Address
550 Sherbrooke West, West Tower, Suite 265
City/Province/Postal Code	Issuer Fax No.	Issuer Telephone No.
Montreal QC H3A 1B9	(514) 340-2228	(514) 340-7775
Contact Name	Contact Position	Contact Telephone No.
Johnson Joseph	CEO	(514) 340-7775
ext. 501
Contact Email Address	Web Site Address
investors@peakfintechgroup.com	www.peakfintechgroup.com

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